UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: February 2019

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

SECOND AMENDMENT TO LOAN AND SECURITY AGREEMENT

On February 18, 2019, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein, announcing that its wholly owned subsidiary, Motif BioSciences Inc., entered into an amendment agreement with its lender, Hercules Capital, Inc. in relation to the loan and security agreement as notified on 15 November 2017. A copy of the amendment agreement is attached as Exhibit 99.2 hereto and incorporated by reference herein.

The information contained in this report on Form 6-K, including Exhibits 99.1 and 99.2 attached hereto, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued on February 18, 2019, entitled “Motif BioSciences Enters into Amendment Agreement with Hercules Capital.”
Exhibit 99.2	Seconded Amendment to Loan and Security Agreement, dated as of February 18, 2019, by and between Motif Biosciences Inc. and Hercules Capital, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer

Date: February 19, 2019